Exhibit 6.3

EXCLUSIVE LICENSE AGREEMENT

This Exclusive License Agreement (the "Agreement") is entered into as of May 18, 2020 (the "Effective Date"), by and between DOLLINGER INNOVATIONS INC, a Canadian Business Corporations Act company (“Licensor"), and DOLLINGER HOLDINGS LLC, a Florida limited liability company.

RECITALS

WHEREAS, Licensor is the owner of certain intellectual property including trademarks for the brand SWOL awarded pursuant to and under the jurisdiction of Mexican law, and a patent for multipurpose labels pursuant to and under the jurisdiction of United States law (the “Propety”) and

WHEREAS, Licensor as a Canadian company wishes to license the right to use the Property to a company based in the United States for purposes of sales and brand development in relation to the Property; and

WHEREAS, Licensee desires to acquire the right to use, develop and market the Intellectual Property in the United States on behalf of and in relation to Licensor.

NOW, THEREFORE, in consideration of the mutual promises, covenants, and agreements so made, each of the party signatories hereby stipulates, has agreed, and does agree as follows:

ARTICLE I - INCORPORATION OF RECITALS

1.	The foregoing Recitals are true and correct and are incorporated herein by reference.

ARTICLE II - DEFINITIONS

As used in this Agreement, the following terms shall have the following meanings:

1.	"Entity" means any partnership, limited liability company joint venture, corporation, or other business entity.

2.	"End User" means a person to which Licensee intends to disclose the Quantum Quickies as part of the business offerings to the person by the Licensee, for their own personal, noncommercial use, in accordance with this Agreement.

3.	"Intellectual Property Rights" shall include, but are not limited to, the following: the foregoing described Property, rights in know-how, trademarks, copyrights, patents, patent applications (including reissues, renewals, continuations, continuations-in-part, or divisions of any patent or patent application), trade secrets, instructions, improvements, modifications, suggestions, proposals, programs, ideas, writings, graphics, drawings, images, and the like of any sort whatsoever, and any embodiment including, but not limited to, documentation, drawings, plans, specifications, results of technical investigations and research, assembly, and parts manuals, and any other proprietary information.

ARTICLE III - GRANTS

1.	Licensor grants and agrees to grant to Licensee an exclusive license to Licensee to enable Licensee to use the Intellectual Property Rights by incorporating them into Licensee’s business offerings to and with third parties within the United States.

ARTICLE IV - WARRANTIES

1.	Licensor warrants that there are no outstanding agreements, understandings, or other restrictions that would prevent it from performing under this Agreement. Licensee warrants that there are no outstanding agreements, understandings, or other restrictions that would prevent it from performing under this Agreement.

2.	Licensor warrants and represents to Licensee that the Intellectual Property Rights being licensed in accordance with this Agreement shall be free of any claims which may be made by a third party.

3.	Licensor warrants that it is the owner of all right, title, and interest in and to the Intellectual Property Rights governed by this Agreement.

4.	Licensee acknowledges and agrees that Licensor retains ownership of the Intellectual Property Rights as well as the underlying ideas, concepts, and designs in the Intellectual Property Rights, and that the rights of Licensee are limited to those granted in this Agreement.

ARTICLE V - SEVERABILITY

1.	Whenever possible, each provision of this Agreement shall be construed and interpreted in such a manner as to be effective and valid under applicable law, but if any provision of this Agreement or the application thereof to any party or circumstance shall be prohibited by or invalid under applicable law, such provision shall be effective to the extent such prohibition without invalidating the remainder of such provision or any other provision of this Agreement or the application of such provision to other parties under the circumstances.

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ARTICLE VI - TERM

1.	This Agreement shall commence on the Effective Date and will remain in full force and effect for as long as Licensee continues to use the Intellectual Property Rights pursuant to the license granted herein.

ARTICLE VII - TERMINATION

1.	Licensor may terminate this Agreement, without cause and for any reason, upon 30 days' notice to the other party to this Agreement, in writing to the address set forth above.

ARTICLE VIII - JURISDICTION / LITIGATION / WAIVER OF JURY TRIAL / FEES

1.	This Agreement shall be deemed entered into in the State of Florida and shall be construed and governed solely by the laws of the State of Florida, and it is further agreed that the conflicts- of-law rules of the State of Florida or any other jurisdiction shall not be utilized to result in the application of the law of any state other than Florida.

2.	The parties agree that the sole venue of any controversy, action, litigation, or judicial dispute arising from this Agreement shall lie exclusively in the state trial court in Broward County, Florida.

3.	The parties agree to waive the right to trial by jury in connection with any controversy, action, litigation, or judicial dispute arising from this Agreement.

4.	In the event of any dispute or litigation arising from or related to this Agreement, the prevailing party in such dispute or litigation shall be entitled to recover from the other party its reasonable attorneys' fees and costs incurred in such dispute or litigation, including the reasonable attorneys’ fees and costs incurred in any appeals associated from such dispute or litigation.

ARTICLE IX - AMENDMENT OR MODIFICATION TO AGREEMENT

1.	No amendment or modification of this Agreement shall be valid or binding, unless such amendment or modification shall be made in writing and signed on behalf of both Licensor and Licensee by their proper officers duly authorized to do so.

ARTICLE X - TITLES AND DEFINITIONS

1.	The Article titles of this Agreement are inserted for convenience only, and they shall not be construed as limiting in any manner.

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ARTICLE XI - ASSIGNMENT

1.	This Agreement and the rights granted under this Agreement to and the benefits and obligations of Licensor and Licensee may be assigned or transferred.

ARTICLE XII - ENFORCEMENT OF RIGHTS

1.	The failure to enforce any of the terms and conditions of this Agreement by either of the parties shall not be deemed a waiver of any other right or privilege under this Agreement or a waiver of the right to claim damages for any deficiencies resulting from any misrepresentation, breach of warranty, or nonfulfillment of any obligation of any other party.

2.	In order for there to be a waiver of any term or condition of this Agreement, such waiver must be in writing, and such waiver must be signed by the party making such waiver.

ARTICLE XIII - ALL RIGHTS RESERVED

1.	Unless specifically granted herein, all rights in and to the Intellectual Property Rights are reserved to Licensor exclusively.

IN WITNESS OF THE ABOVE, each party has caused this Agreement to be executed by their duly authorized officers.

DOLLINGER INNOVATIONS INC		DOLLINGER HOLDINGS LLC

By :	Sean Dollinger (Mar 19, 2021 20:05 PDT)	By :	Sean Dollinger (Mar 19, 2021 20:05 PDT)
Print Name: Sean Dollinger		Print Name: Sean Dollinger
Position: Director		Position: Member Manager

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